Exhibit 99.1

Guardforce AI Expands Contracts with Two Major Retail Customers

Increases business footprint to nearly 20,000 retail stores across Asia Pacific

New services include smart retail solutions to enhance store efficiency

New York, NY/ July 17, 2024 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW), an integrated security, AI and Robot-as-a-Service (RaaS) provider, today announced that its wholly owned subsidiary in Mainland China, Beijing Wanjia Security System Limited (“Beijing Wanjia”), has significantly expanded its contracts with two renowned retail clients, each having worked with Beijing Wanjia for over 10 years. Guardforce AI is also proud to announce it now serves nearly 20,000 retail stores in the Asia Pacific region.

Both contracts will expand Beijing Wanjia’s business footprint across the retail landscape. The first client, a flagship health and beauty brand, has added security alarm system services for all its approximately 3,900 stores nationwide in China. This increases Beijing Wanjia’s total security alarm system operations to over 12,000 stores across Mainland China, a 50% increase from the end of 2023.

Additionally, the second client, a well-known international coffeehouse chain, has extended security alarm system services to all its stores for two years and agreed to the installation of security alarm systems for nearly 1,000 of its stores nationwide over the next two years.

Leveraging its extensive experience in security system management for retail clients, Beijing Wanjia has gradually broadened its business offering to include customized smart retail solutions, especially with the implementation of AI and data analysis. By analyzing customer flow, demographics, customer behavior, employee behavior, and POS machine transactions, the smart retail analysis mode has proven to significantly improve the efficiency of loss prevention efforts for retail client.

“Our longstanding client relationships and ability to expand service offerings validate our competitiveness and the trust our clients place in us,” said Lei (Olivia) Wang, Chairwoman and Chief Executive Officer of Guardforce AI, “Currently, Beijing Wanjia manages over 120,000 video security channels nationwide, showcasing our robust capabilities in software development and operations. Additionally, outside of Mainland China, we provide services to approximately 7,000 retail stores in Thailand, which are also potential customers for our smart retail solutions. Furthermore, we are committed to further enhancing our retail offerings by integrating robotics & AI, aligning seamlessly with our continuous development strategy.”

About Beijing Wanjia Security System Limited

Established in 1996, Beijing Wanjia Security System Limited is a retail-focused solution provider. Its main services include smart retail solutions, CCTV and security alarm operation, security engineering and maintenance. In recent years, Beijing Wanjia has advanced its smart retail solutions by integrating advanced technology in data cleaning and model building. This has enabled it to provide comprehensive data analysis and advice aimed at improving retail store operational efficiency, enhancing loss prevention systems, streamlining customer service, and bolstering overall store security. Currently, Beijing Wanjia service network spans over 600 cities in China, serving a diverse and esteemed client base. The company is expanding its business focus to become a leading smart retail solution provider, augmenting its capabilities with increased AI implementations and advanced data analysis features.

About Guardforce AI Co., Ltd.

Guardforce AI Co., Limited (NASDAQ: GFAI/GFAIW) is a global integrated solution provider, focusing on security solutions (since 1982) and AI & robotic solutions (since 2020). Drawing upon its extensive experience in the security industry, spanning over 41 years, along with an established premiere long-term customer base, and robust sales channels, Guardforce AI has embarked on a transformative journey towards becoming a total AI solution provider. While firmly rooted in the Asia Pacific region, Guardforce AI also expanded its global presence in the U.S. For more information, visit www.guardforceai.com Twitter: @Guardforceai

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com